UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2015

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

21 Palmer Street

London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Holdings Ltd., a Marshall Islands corporation, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas Transport PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Gas L.L.C., a Marshall Islands limited liability company, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include (i) 27 vessels we owned as of March 31, 2015, or “our owned vessels (ii) one newbuilding delivered to us from Jiangnan Shipyard (Group) Co. Ltd. in China, or “Jiangnan,” on April 27, 2015 and two newbuildings expected to be delivered from Jiangnan between June, 2015 and August 2015, or the “2015 newbuildings,” (iii) six newbuildings expected to be delivered from Jiangnan between January and December of 2016, or the “2016 newbuildings” and (iv) two newbuildings expected to be delivered from Hyundai Mipo Dockyard Co. Ltd, in South Korea, or “HMD,” between January and March 2017, or the “2017 newbuildings”. As used in this report, (i) “WLR” refers to WL Ross & Co. LLC and (ii) the “WLR Group” refers to WLR and certain of its affiliated investment funds owning shares of our common stock, collectively.

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F for the year ended December 31, 2014. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. Dollars unless otherwise indicated.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of liquefied petroleum gas, or “LPG,” petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bar.

On November 26, 2013, we completed our initial public offering, or “IPO,” of 13,800,000 shares of our common stock at $19.00 per share, including the full exercise by the underwriters of their option to purchase an additional 1,800,000 shares of common stock from the selling stockholders. We offered 9,030,000 shares of common stock and certain selling stockholders offered 4,770,000 shares of common stock. We received net proceeds of approximately $156.4 million, after deducting underwriting discounts and expenses, from our sale of 9,030,000 shares in the offering.

Recent Developments

Following our October 2014 order to build two semi-refrigerated liquefied gas carriers and the delivery of two newbuildings in 2015, we have ten vessels in our newbuilding program, two of which are expected to be delivered in 2015, six in 2016 and two in 2017.

On January 9, 2015, we took delivery of Navigator Triton from Jiangnan. On April 27, 2015, we took delivery of Navigator Umbrio from Jiangnan.

On January 27, 2015 Navigator Atlas L.L.C, Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C, Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C (together, the “Borrowers”), the Company and Navigator Gas L.L.C. (together with the Company, the “Guarantors”) entered into a secured facility agreement, or the “January 2015 secured term loan facility,” pursuant to which a group of lenders made available to the Borrowers a seven year term loan facility of $278,125,000 to finance or refinance the purchase of nine vessels constructed, or under construction, by Jiangnan Shipyard (Group) Co., Ltd.

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	We have been and are significantly increasing our fleet size. Our historical financial performance and future prospects have been and will be significantly impacted by the increasing size of our fleet.

•	Historical Fleet Size. Our historical financial statements for the three months ended March 31, 2014, reflect the results of operations of a fleet size of 24 vessels. Later in 2014, we took delivery of Navigator Atlas, Navigator Europa and Navigator Oberon and in December 2014, we redelivered Maple 3 (our chartered-in vessel) to its owner, bringing our total fleet size to 26 vessels as of December 31, 2014, and resulting in a weighted average fleet size of 24.8 vessels for the 2014 year. Following the delivery of Navigator Triton in January 2015, our total fleet size increased to 27 vessels as of March 31, 2015, with a weighted average of 26.9 vessels for the three months ended March 31, 2015.

•	Future Fleet Size. On April 27, 2015, we took delivery of the newbuilding Navigator Umbrio. In addition, we have entered into agreements to acquire 10 newbuilding liquefied gas carriers, with expected deliveries of two handysize vessels in 2015, two handysize vessels and four midsize vessels in 2016 and two handysize vessels in 2017.

Given the variability in operating vessels in our fleet, our historical financial statements reflect, and in the future will reflect, significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•	We will incur additional general administration costs and other corporate expenses. We will continue to incur additional costs as a result of being a publicly-traded corporation, including costs associated with internal controls over financial reporting, Securities and Exchange Commission filings, investor relations and NYSE annual listing fees. We also expect to grant equity compensation that would result in an expense to us.

•	We will have different financing arrangements. We have entered into secured term loan facilities and issued senior unsecured notes to finance the acquisitions of vessels and the construction of newbuildings. Please read “—Secured Term Loan Facilities” and “—Senior Unsecured Bonds.” We expect to enter into additional lending arrangements for the newbuildings currently not subject to a loan facility.

Results of Operations for the Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014

The following table compares our operating results for the three months ended March 31, 2014 and 2015:

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015	Percentage Change
	(in thousands, except percentages)
Operating revenue	$69,826	$74,197	6.3%

Operating expenses:
Address and brokerage commissions	1,485	1,630	9.8%
Voyage expenses	9,886	6,871	(30.5)%
Charter-in costs	2,100	—	(100.0)%
Vessel operating expenses	17,261	17,971	4.1%
Depreciation and amortization	11,049	12,800	15.8%
General administration costs	2,725	2,654	(2.6)%
Other corporate expenses	459	363	(20.9)%

Total operating expenses	$44,965	$42,289	(6.0)%

Operating income	$24,861	$31,908	28.3%
Interest expense	(7,850)	(7,852)	—%
Write off of deferred financing costs	—	(1,797)	100%
Interest income	92	4	(95.7)%

Income before income taxes	$17,103	$22,263	30.2%
Income taxes	221	234	5.9%

Net income	$16,882	$22,029	30.5%

Operating Revenue. Operating revenue increased by 6.3% to $74.2 million for the three months ended March 31, 2015, from $69.8 million for the three months ended March 31, 2014. This increase was primarily due to:

•	an increase in operating revenue of approximately $6.1 million attributable to an increase in the weighted average number of vessels from 24.0 to 26.9, or 12.1%, for the three months ended March 31, 2015, and a corresponding increase in vessel ownership days by 262 days, or 12.1%, for the three months ended March 31, 2015, as compared to the three months ended March 31, 2014;

•	an increase in operating revenue of approximately $1.2 million attributable to improved average monthly charter rates, which rose to an average of approximately $887,560 per vessel per calendar month ($29,180 per day) for the three months ended March 31, 2015, as compared to an average of approximately $871,385 per vessel per calendar month ($28,648 per day) for the three months ended March 31, 2014;

•	a small increase of $0.1 million in operating revenue attributable to an increase in fleet utilization from 96.9% during the three months ended March 31, 2014 to 97.0% during the three months ended March 31, 2015; and

•	a decrease in operating revenue of approximately $3.0 million relating to a reduction in voyage charter revenue, as a result of significant decreases in bunker fuel prices.

The following table presents selected operating data for the three months ended March 31, 2014 and 2015, which we believe is useful in understanding our operating revenue:

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Fleet Data:
Weighted average number of vessels	24.0	26.9
Ownership days	2,160	2,422
Available days	2,160	2,379
Operating days	2,092	2,307
Fleet utilization	96.9%	97.0%
Average daily time charter equivalent rate	$28,648	$29,180

Address and Brokerage Commissions. Address and brokerage commissions increased by 9.8% to $1.6 million for the three months ended March 31, 2015, from $1.5 million for the three months ended March 31, 2014 as the number of vessels in our fleet, and consequently operating revenue on which it is based, increased.

Voyage Expenses. Voyage expenses decreased by 30.5% to $6.9 million for the three months ended March 31, 2015, from $9.9 million for the three months ended March 31, 2014. This was primarily due to a decrease in bunker prices resulting in lower voyage bunker costs during the three months ended March 31 2015, compared to the three months ended March 31, 2014.

Charter-in Costs. Charter-in costs decreased to zero for the three months ended March 31, 2015, from $2.1 million for the three months ended March 31, 2014. This decrease is due to the redelivery of the chartered-in vessel to its owner in December 2014, resulting in no charter-in costs being incurred for the three months ended March 31, 2015, compared to the vessel being in operation for the entire three months ended March 31, 2014.

Vessel Operating Expenses. Vessel operating expenses increased by 4.1% to $18.0 million for the three months ended March 31, 2015, from $17.3 million for the three months ended March 31, 2014. Daily vessel operating expenses decreased by $728 per day, or 8.7%, to $7,605 per vessel per day for the three months ended March 31, 2015, compared to $8,333 per vessel per day for the three months ended March 31, 2014. The overall increase in vessel operating expenses was primarily due to the increase in our fleet size partially offset by a reduced cost per day during the first three months of 2015 as compared to the same quarter of 2014.

Depreciation and Amortization. Depreciation and amortization expense increased by 15.8% to $12.8 million for the three months ended March 31, 2015, from $11.0 million for the three months ended March 31, 2014. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $1.1 million for the three months ended March 31, 2015, and $0.9 million for the three months ended March 31, 2014.

Other Operating Results

General Administration Costs. General administration costs decreased by 2.6% to $2.6 million for the three months ended March 31, 2015, from $2.7 million for the three months ended March 31, 2014.

Other Corporate Expenses. Other corporate expenses decreased by 20.9% to $0.4 million for the three months ended March 31, 2015, from $0.5 million for the three months ended March 31, 2014, primarily due to do the strength of the USD against other currencies, principally the Euro and Sterling.

Interest Expense. Interest expense was $7.9 million for the three months ended March 31, 2015, the same as that for the three months ended March 31, 2014. Despite the comparative amounts being the same, additional interest of $0.9 million was payable on the new loan drawdowns associated with the newbuildings for the three months ended March 31, 2015, offset by an interest payment reduction of $0.6 million as a result of the loan prepayment in July 2014 and a reduction of $0.3 million in interest payable due to regular quarterly loan repayments.

Write off of Deferred Financing Costs. The write off of deferred financing costs of $1.8 million for the three months ended March 31, 2015 related to costs associated with one of our previous secured term loan facilities that was refinanced during the three months to March 31, 2015. No loan refinancing occurred in the three months ended to March 31, 2014.

Interest Income. Interest income decreased to $ 3,607 for the three months ended March 31, 2015, from $92,018 for the three months ended March 31, 2014. The decrease in interest income for the three months ended March 31, 2015, was primarily due to a reduction of cash on deposit following the prepayment of the $120.0 million on a secured term loan facility in July 2014.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom and Singapore. Our United Kingdom subsidiary earns management and other fees from fellow subsidiary companies, and our Singaporean subsidiary earns interest payments from Indonesia, and the main corporate tax rates are 21% and 17%, respectively. For the three months ended March 31, 2015, we incurred taxes of $234,298 as compared to taxes for the three months ended March 31, 2014 of $221,024.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary uses of funds have been capital expenditures for the construction of vessels, repayments of bank loans, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards and financing expenses. Our primary sources of funds have been cash from operations and proceeds from the secured term loan facilities. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “—Secured Term Loan Facilities.”

In addition to operating expenses, our medium-term and long-term liquidity needs primarily relate to the construction of newbuildings and potential future acquisitions. At March 31, 2015, we had contracted to construct 10 newbuildings for an aggregate of $590.5 million, which comprised of two 2015 newbuildings from Jiangnan Shipyard, China for $44.0 million per vessel, the two 22,000 cbm 2016 newbuildings from Jiangnan for $44.0 million per vessel, the four 35,000 cbm 2016 newbuildings from Jiangnan for an average of $78.1 million per vessel, and the two 2017 newbuildings from HMD for $51.0 million, for each vessel.

We expect to finance the remaining construction prices of the 2015 and 2016 handysize newbuildings through previously issued equity and borrowings under our current senior term loan facilities. We expect to finance the purchase price of the 2016 midsize newbuildings, the 2017 newbuildings and any additional acquisitions either through entering into new term loan facilities or through previously issued equity, internally generated funds, debt financings, the issuance of additional equity securities or a combination of these forms of financing. We anticipate that our primary sources of funds for our long-term liquidity needs will be from cash flows from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Ongoing Capital Expenditures.

We are required to drydock a vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time.

We spend significant amounts for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $650,000, the ten-year drydocking cost is approximately $1.2 million and the 15-year drydocking cost is approximately $1.5 million. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and classification society survey costs, with a balance included as a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we expect to have a material impact on our current or future results of operations.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the periods presented:

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(in thousands)
Net cash provided by operating activities	$32,151	$26,672
Net cash used in investing activities	(22,649)	(51,175)
Net cash (used) / provided by financing activities	(15,518)	12,491

Net decrease in cash and cash equivalents	(6,016)	(12,012)

Operating Cash Flows. Net cash provided by operating activities for the three months ended March 31, 2015, decreased to $26.7 million, from $32.2 million for the three months ended March 31, 2014, a decrease of 17.0%. This $5.5 million decrease in net cash provided by operating activities for the three months ended March 31, 2015 compared to the three months ended March 31, 2014, was primarily due to movements in working capital.

Net cash flow from operating activities depends upon the size of our fleet, charter rates attainable, fluctuations in working capital balances, repairs and maintenance activity, changes in interest rates and foreign currency rates.

Investing Cash Flows. Net cash used in investing activities of $51.2 million for the three months ended March 31, 2015, primarily represents $49.3 million for payments made to Jiangnan shipyard, representing the final installment on delivery for Navigator Triton and installment payments for two of the 2016 newbuildings along with $2.2 million of other costs associated with newbuildings and an offset of $0.3 million receipts from the insurance claim for the fire on Navigator Capricorn.

Net cash used in investing activities of $22.6 million for the three months ended March 31, 2014, primarily represents $21.5 million for payments made to Jiangnan shipyard, representing a second installment on two 2015 newbuildings, and an initial 10% installment payment on the two 2016 newbuildings, a handysize vessel and a 35,000 cbm newbuilding.

Financing Cash Flows. Net cash used in financing activities was $12.5 million for the three months ended March 31, 2015, consisting of a $30 million drawdown from a secured term loan facility to finance the delivery installment of a newbuilding, offset by $15.2 million in regular loan repayments and $2.3 million in financing costs associated with entering into the new secured term loan facility.

Net cash provided by financing activities was $63.5 million for the three months ended March 31, 2014, consisting of $75.0 million from the issuance of common stock to the WLR Group and others, offset by $6.7 million in loan repayments and payment of financing costs of $4.7 million.

Secured Term Loan Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into a series of secured term loan facilities beginning in April 2011, or the “April 2011 secured term loan facility,” in April 2012, or the “April 2012 secured term loan facility,” in February 2013, or the “February 2013 secured term loan facility,” and in April 2013, or the “April 2013 secured term loan facility.” In January 2015, the April 2013 secured term loan facility was refinanced by incorporating it into a new larger secured term loan facility, or the “January 2015 secured term loan facility.” Collectively, we refer to the debt thereunder as our “secured term loan facilities.” Proceeds of the loans under our secured term loan facilities may be used to finance newbuildings, acquisitions and for general corporate purposes. The full commitment amounts have been drawn under the April 2011 secured term loan facility and the April 2012 secured term loan facility. We are the guarantor under each of the secured term loan facilities.

Fees and Interest. We paid arrangement and agency fees at the time of the closing of our secured term loan facilities. Agency fees are due annually. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus a bank margin, for interest periods of one, three or six months or longer if agreed by all lenders.

Term and Facility Limits

April 2011 Secured Term Loan Facility. The April 2011 secured term loan facility has a term of six years with a maximum principal amount of $80.0 million. The April 2011 secured term loan facility is a delayed draw facility with an availability period that ended December 27, 2012. The aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 300 basis points per annum.

April 2012 Secured Term Loan Facility. The April 2012 secured term loan facility has a term of five years with a maximum principal amount of up to $180.0 million. The April 2012 secured term loan facility is a delayed draw facility with an availability period that ended December 31, 2012. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 337.5 basis points per annum.

February 2013 Secured Term Loan Facility. The February 2013 secured term loan facility has a term of five years with a maximum principal amount of up to the lesser of (i) $270.0 million and (ii) 60% of the fair market value of the collateral vessels. The February 2013 secured term loan facility is a delayed draw facility with an availability period that ended December 31, 2013. Advances under the facility were upon the delivery of the A.P. Møller vessels. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 350 basis points per annum.

On June 30, 2014, we entered into a supplemental agreement to our February 2013 $270.0 million secured term loan facility, which, among other things, (i) allowed us to prepay $120.0 million outstanding under such term loan facility, (ii) revises the terms of the loan facility to include a quasi-revolving facility where funds can be drawn over the course of the facility period in four tranches of $30.0 million each and (iii) provides that such term loan facility be amended and restated to reflect the foregoing. On July 7, 2014, we prepaid $120.0 million outstanding under such term loan facility from excess cash following the IPO in November 2013. On November 6, 2014 and on December 30, 2014, we made two drawdowns of $30.0 million each to fund installments for the vessel newbuildings. The availability under this facility as of March 31, 2015 was $60.0 million.

January 2015 Secured Term Loan Facility. The January 2015 secured term loan facility was entered into to refinance the April 2013 secured term loan facility, as well as to provide financing for an additional five existing newbuildings. The January 2015 secured term loan facility has a term of up to seven years from the loan drawdown date with a maximum principal amount of up to $278.1 million. Following the drawdown of $153.5 million to partially finance the delivery of Navigator Atlas, Navigator Europa, Navigator Oberon, Navigator Triton and Navigator Umbrio, there was $124.6 million under the January 2015 secured term loan facility available to be drawn to fund the delivery of Navigator Centauri, Navigator Ceres, Navigator Ceto and Navigator Copernico, which are expected to be delivered between June 2015 and March 2016. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 270 basis points per annum.

Prepayments/Repayments. The borrowers may voluntarily prepay indebtedness under our secured term loan facilities at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for LIBOR breakage costs. Save for the February 2013 secured term loan facility referred to above, the borrowers may not reborrow any amount that has been so prepaid.

The loans will be subject to quarterly amortization repayments beginning three months after the initial borrowing date or delivery dates of the newbuildings, as applicable. Any remaining outstanding principal amount must be repaid on the expiration date of the facilities.

The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 130% of the outstanding indebtedness under the April 2011 facility or 135% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 130% or 135% of the market value of the collateral vessels, as applicable.

Financial Covenants. The secured term loan facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•	the ratio of Net Debt to Total Capitalization (each as defined in the applicable secured term loan facility) is no greater than 0.60 to 1.00;

•	the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) between $10.0 million and $25.0 million, as applicable, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•	the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility), on a trailing four quarter basis, is no less than 3.00 to 1.00;

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%; and

•	the current assets of the borrower must exceed the current liabilities (excluding current liabilities attributable to the senior unsecured bonds or the senior term loans) at all times.

Restrictive Covenants. The secured term loan facilities provide that the borrowers may not pay dividends to us out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred or is continuing. The secured term loan facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured term loan facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

As of March 31, 2015, we were in compliance with all covenants under the secured term loan facilities, including with respect to the aggregate fair market value of our collateral vessels.

Senior Unsecured Bonds

General. On December 18, 2012, we issued senior unsecured bonds in an aggregate principal amount of $125.0 million with Norsk Tillitsmann ASA as the bond trustee. The proceeds of the senior unsecured bonds were used (i) in part to finance the acquisition of the A.P. Møller vessels and (ii) for general corporate purposes. The senior unsecured bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the senior unsecured bonds is payable at a fixed rate of 9.0% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on June 18 and December 18 of each year.

Maturity. The senior unsecured bonds mature in full on December 18, 2017.

Optional Redemption. We may redeem the senior unsecured bonds, in whole or in part, beginning December 18, 2015. Senior unsecured bonds redeemed from December 18, 2015 to December 17, 2016, shall be redeemed at 104% of par, senior unsecured bonds redeemed from December 18, 2016 to June 17, 2017, shall be redeemed at 102% of par and senior unsecured bonds redeemed from June 18, 2017, to the day prior to the maturity date, shall be redeemed at 101% of par.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the senior unsecured bond agreement), the holders of senior unsecured bonds have an option to force the issuer to repay such holder’s outstanding bonds at 101% of par.

Financial Covenants. The senior unsecured bond agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than the greater of (i) $12.5 million and (ii) 5% of Total Interest-Bearing Debt (as defined in the senior unsecured bond agreement);

•	we and our subsidiaries maintain a positive working capital amount;

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the senior unsecured bond agreement) of not less than 3.0;

•	we and our subsidiaries maintain an Equity Ratio (as defined in the senior unsecured bond agreement) of at least 30%; and

•	we and our subsidiaries ensure that the sum of the market value of (i) our vessels plus (ii) any amounts in any escrow account in favor of the bond trustee are at least 120% of the Total Interest-Bearing Debt.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter, except for the final ratio, which is measured semi-annually on June 30 and December 31 of each year.

Restrictive Covenants. The senior unsecured bond agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our consolidated net profits after taxes and we have an Equity Ratio of 35% after giving pro forma effect to such distribution. The senior unsecured bond agreement also limits us and our subsidiaries from, among other things, incurring additional indebtedness, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens. In addition, the senior unsecured bond agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

As of March 31, 2015, we were in compliance with all covenants under our senior unsecured bond agreement.

Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations as of March 31, 2015.

	2015	2016	2017	2018	Thereafter	Total
	(in thousands)
Vessels under construction	146,268	345,668	20,400	—	—	512,336
Secured term loan facilities and 9% senior unsecured bond issue	45,638	60,850	289,024	84,010	78,125	557,647
Office leases	531	708	592	476	1,549	3,856

Total contractual obligations	$192,437	$407,226	$310,016	$84,486	$79,674	$1,073,839

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings and the issuance of additional shares of common stock.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We may in the future use interest rate swaps to manage interest rate risks, but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan facilities that bear interest at an interest rate of LIBOR plus 270 to 350 basis points. A variation in LIBOR of 100 basis points would result in a variation of $10,000 in annual interest paid on each $1.0 million of indebtedness outstanding under the secured term loan facilities. See “—Secured Term Loan Facilities.”

We invest our cash and marketable securities in financial instruments with original maturities of no more than six months within the parameters of our investment policy and guidelines.

We do not currently use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows, but we may elect to do so in the future.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and a significant proportion of our general and administrative costs in foreign currencies. We have not entered into any hedging transactions to mitigate our exposure to foreign currency exchange rate risk.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Crewing costs in particular have risen over the past number of years as a result of a shortage of trained crews. Increases in bunker (fuel and oil) costs could have a material effect on our future operations if the number of vessel employment contracts for voyage charters or COAs increases. In the case of the 10 of our 27 vessels as of March 31, 2015, it is the charterers who pay for the fuel. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the period ended March 31, 2015 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our ten newbuildings and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

NAVIGATOR HOLDINGS LTD.

Consolidated Balance Sheets

(Unaudited)

	December 31, 2014	March 31, 2015
	(in thousands)
Assets
Current assets
Cash and cash equivalents	$62,526	$50,514
Accounts receivable, net	7,195	7,271
Accrued income	3,642	10,660
Prepaid expenses and other current assets	6,323	12,279
Inventories	4,811	5,768

Total current assets	84,497	86,492

Non-current assets
Long-term accounts receivable	198	198

Vessels in operation, net	1,145,066	1,182,598
Vessels under construction	131,345	130,051
Property, plant and equipment, net	284	258
Deferred finance costs, net	9,066	8,864

Total assets	$1,370,456	$1,408,461

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	$58,350	$60,850
Accounts payable	6,448	6,634
Accrued expenses and other liabilities	5,312	6,547
Accrued interest	3,012	6,040
Deferred income	7,095	3,735

Total current liabilities	80,217	83,806

Non-current liabilities
Secured term loan facilities, net of current portion	359,509	371,797
Senior unsecured bond	125,000	125,000

Total non-current liabilities	484,509	496,797

Total Liabilities	564,726	580,603
Commitments and contingencies
Stockholders’ equity
Common stock – $.01 par value; 400,000,000 shares authorized; 55,363,467 shares issued and outstanding, (2014: 55,346,613)	553	554
Additional paid-in capital	584,808	585,155
Accumulated other comprehensive income / (loss)	(254)	(503)
Retained earnings	220,623	242,652

Total stockholders’ equity	805,730	827,858

Total liabilities and stockholders’ equity	$1,370,456	$1,408,461

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Income

(Unaudited)

	Three months ended
	March 31,
	(in thousands except share data)
	2014	2015
Revenues
Operating revenue	$69,826	$74,197

Expenses
Address and brokerage commissions	1,485	1,630
Voyage expenses	9,886	6,871
Charter-in costs	2,100	—
Vessel operating expenses	17,261	17,971
Depreciation and amortization	11,049	12,800
General and administrative costs	2,725	2,654
Other corporate expenses	459	363

Total operating expenses	44,965	42,289

Operating income	24,861	31,908

Other income/(expense)
Interest expense	(7,850)	(7,852)
Write off of deferred financing costs	—	(1,797)
Interest income	92	4

Income before income taxes	17,103	22,263
Income taxes	(221)	(234)

Net income	$16,882	$22,029

Earnings per share:
Basic:	$0.31	$0.40
Diluted:	$0.31	$0.40
Weighted average number of shares outstanding:
Basic:	55,326,765	55,349,422
Diluted:	55,326,765	55,598,958

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended
	March 31,
	(in thousands)
	2014	2015
Net income	$16,882	$22,029

Other Comprehensive Income / (Loss):
Foreign currency translation gain / (loss)	3	(249)

Total Comprehensive Income	$16,885	$21,780

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

(in thousands, except share data)

	Common stock
	Number of shares (Note 5)	Amount 0.01 par value (Note 5)	Additional Paid-in Capital (Note 5)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
January 1, 2014	55,326,765	$553	$584,031	$(88)	$136,156	$720,652
Issuance of common stock, net of issuance costs	—	—	(345)	—	—	(345)
Restricted shares issued April 14, 2014	12,348	—	—	—	—	—
Restricted shares issued November 21, 2014	5,000	—	—	—	—	—
Restricted shares issued December 1, 2014	2,500	—	—	—	—	—
Net income	—	—	—	—	84,467	84,467
Foreign currency translation	—	—	—	(166)	—	(166)
Share-based compensation plan	—	—	1,122	—	—	1,122

December 31, 2014	55,346,613	$553	$584,808	$(254)	$220,623	$805,730
Restricted shares issued March 17, 2015	16,854	1	—	—	—	1
Net income	—	—	—	—	22,029	22,029
Foreign currency translation	—	—	—	(249)	—	(249)
Share-based compensation plan	—	—	347	—	—	347

March 31, 2015	55,363,467	$554	$585,155	$(503)	$242,652	$827,858

See accompanying notes to consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31,
	(in thousands)
	2014	2015
Cash flows from operating activities
Net income	$16,882	$22,029

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	11,049	12,800
Payment of drydocking costs	(3)	56
Share-based compensation	150	347
Amortization of deferred financing costs	691	2,498
Unrealized foreign exchange	3	(236)
Changes in operating assets and liabilities
Accounts receivable	1,641	(76)
Inventories	(1,044)	(957)
Prepaid expenses and other current assets	4,023	(10,881)
Accounts payable and other liabilities	(1,241)	1,092

Net cash provided by operating activities	32,151	26,672

Cash flows from investing activities
Payment to acquire vessels	(285)	(300)
Payment for vessels under construction	(22,346)	(51,110)
Purchase of other property, plant and equipment	(18)	(22)
Insurance recoveries	—	257

Net cash used in investing activities	(22,649)	(51,175)

Cash flows from financing activities
Proceeds from secured term loan facilities	—	30,000
Direct financing costs of secured term loan facilities	—	(2,296)
Repayment of secured term loan facilities	(15,188)	(15,213)
Issuance costs of stock	(330)	—

Net cash (used in) / provided by financing activities	(15,518)	12,491

Net decrease in cash and cash equivalents	(6,016)	(12,012)
Cash and cash equivalents at beginning of period	194,740	62,526

Cash and cash equivalents at end of period	$188,724	$50,514

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$4,690	$4,122

Total tax paid during the year	$77	$73

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1.	Basis of Presentation

The accompanying Navigator Holdings Ltd. (the “Company”) unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair presentation of the financial position of the Company and its subsidiaries as of March 31, 2015; the results of operations for the three months ended March 31, 2015 and 2014; statement of stockholders’ equity for the three months ended March 31, 2015 and cash flows for the three months ended March 31, 2015 and 2014.

These unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America for interim reporting. As such, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. It is recommended that these financial statements be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2014. The results for the period ended March 31, 2015 are not necessarily indicative of results for the full 2015 fiscal year or any other future periods.

2.	Vessels in Operation

	Vessel	Drydocking	Total
		(in thousands)
Cost
December 31, 2014	$1,305,079	$19,673	$1,324,752
Additions	300	(56)	244
Transfer from vessels under construction	51,754	650	52,404
Reduction in contract cost of new build vessels	(2,350)	—	(2,350)

March 31, 2015	$1,354,783	$20,267	$1,375,050

Accumulated Depreciation
December 31, 2014	$170,448	$9,238	$179,686
Charge for the period	11,673	1,093	12,766

March 31, 2015	$182,121	$10,331	$192,452

Net Book Value
March 31, 2015	$1,172,662	$9,936	$1,182,598

December 31, 2014	$1,134,631	$10,435	$1,145,066

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

On January 9, 2015, Navigator Triton, the fourth of five 21,000 cubic meter semi-refrigerated ethylene-capable gas carriers being built at Jiangnan shipyard in China was delivered.

The reduction in contract cost of newbuildings of $2.35 million relates to penalty payments due to delays in delivery of the first four newbuilding ethylene-capable gas carriers, receivable from Jiangnan shipyard.

The net book value of vessels that serve as collateral for the Company’s bank loans was $1,050,256,778 at March 31, 2015.

3.	Vessels Under Construction

2015
(in thousands)
Vessels under construction at January 1	131,345

Payments to shipyard	49,339
Transfer to vessels in operation	(52,404)
Other payments including site team costs and initial stores	1,771

Vessels under construction at March 31	$130,051

4.	Common Stock

The calculation of both basic and diluted number of weighted average outstanding shares of:

	March 31, 2014	March 31, 2015
Basic weighted average number of shares	55,326,765	55,349,422
Effect of dilutive potential share options:	—	249,536

Diluted weighted average number of shares	55,326,765	55,598,958

On March 17, 2015, the Company granted 158,885 share options under the 2013 Long Term Incentive Plan (“the 2013 Plan”) to officers and employees of the Company.

On April 14, 2014, the Company granted 197,055 share options under the 2013 Plan and on October 14, 2014 the Company granted an additional 30,000 share options under the 2013 Plan, to officers and employees of the Company. During 2014, 4,000 of these share options were forfeited.

The diluted effect of 249,536 share options for the three months ended March 31, 2015 is related to the 381,940 of unvested share options outstanding at March 31, 2015.

The shares of the Company’s common stock began trading on the New York Stock Exchange on November 21, 2013, under the ticker symbol “NVGS.”

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

5.	Share-Based Compensation

During 2008, the Company’s Board adopted the 2008 Restricted Stock Plan (the “2008 Plan”), which entitled officers, employees, consultants and directors of the Company to receive grants of restricted stock of the Company’s common stock. This 2008 Plan is administered by the Board or a committee of the Board. A holder of restricted stock, awarded under the Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares.

Prior to closing of the Company’s initial public offering in November 2013, the 2008 Plan was frozen such that new awards will no longer be issued thereunder. However, any outstanding awards issued prior to the 2008 Plan being frozen shall continue to remain outstanding and extend beyond the date the Plan was frozen. Any future equity incentive awards will be granted under a new long term incentive plan, the 2013 Plan, entered into prior to the closing of the Company’s initial public offering.

During the year to December 31, 2014, 61,350 shares of those previously awarded under the 2008 Plan vested with a total fair value of $1,802,463. An additional 50,298 shares previously awarded under the 2008 Plan vested during the three months to March 31, 2015 at a fair value of $856,575.

The 2013 Plan is administered by the Compensation Committee with certain decisions subject to approval of our Board. The maximum aggregate number of common shares that may be delivered pursuant to options or restricted stock awards granted under the Plan is 3,000,000 shares of common stock. A holder of restricted stock, awarded under the Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares.

On April 14, 2014, the Company granted 12,348 shares under the 2013 Plan, with a value of $24.29 per share to certain members of the Board of Directors and on November 21, 2014 a further 5,000 shares were granted to the Board of Directors with a weighted average value of $23.50. All of these shares vest on the first anniversary of the grant date.

On December 1, 2014 the company granted 2,500 shares under the 2013 Plan to officers and management of the Company with a weighted average value of $19.59 per share. These shares vest on the third anniversary of the grant date.

On March 17, 2015 the company granted 16,854 shares under the 2013 Plan to members of the Board of Directors with a weighted average value of $17.80 per share. These shares vest on the first anniversary of the grant date.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

5.	Share-Based Compensation (continued)

Restricted share grant activity for the year ended December 31, 2014 and three months ended March 31, 2015 was as follows:

	Number of non- vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2014	213,765	$8.40	1.53 years	$5,758,829
Granted	19,848	23.50
Vested	(61,350)	6.39

Balance as of December 31, 2014	172,263	$8.50	0.88 years	$3,627,859
Granted	16,854	17.80
Vested	(50,298)	7.59

Balance as of March 31, 2015	138,819	$12.88	0.94 years	$2,651,443

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation costs in the Statement of Income over the period to the vesting date.

During the three months ended March 31, 2015, the Company recognized $302,001 in share-based compensation costs relating to share grants (three months ended March 31, 2014: $149,723). As of March 31, 2015, there was a total of $759,169 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2014: $686,170) which are expected to be recognized over a weighted average period of 0.94 years (December 31, 2014: 0.88 years).

On April 14, 2014 the Company granted 197,055 share options under the 2013 Plan, with a weighted average value of $7.45 per share to officers and employees of the Company. On October 14, 2014 the Company granted 30,000 share options under the 2013 Plan, with a weighted average value of $6.23 per share to officers and employees of the Company.

On March 17, 2015 the Company granted 158,885 share options under the 2013 Plan, with a weighted average value of $7.90 per share to officers and employees of the Company.

All options are not exercisable until the third anniversary of the grant date and can be exercised up to the tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model using the assumptions listed in the table below. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to occur in the range between 4 and 6.5 years. The risk free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

5.	Share-Based Compensation (continued)

Assumptions used to determine the fair value of options granted during the year ended March 31, 2015 were as follows:

Grant Date	April 14, 2014	October 14, 2014	March 17, 2015
Expected volatility	25.0%	35.0%	39.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected term (in years)	6.5	4 - 6.5	4 - 6.5
Risk free rate	2.17%	1.25% - 1.74%	1.52% - 1.84%

Options granted during the year ended December 31, 2014 and three months ended March 31, 2015 were as follows:

Options	Number of non- vested options	Weighted average exercise price per share	Weighted average remaining contractual term) (years)	Aggregate intrinsic value
Balance as of January 1, 2014	—	—	—	—
Granted April 14, 2014	197,055	$24.29	9.05	—
Granted October 14, 2014	30,000	23.18	9.55	—
Forfeited during the year	(4,000)	23.18	—	—
Vested	—	—	—	—

Balance as of December 31, 2014	223,055	$24.16	9.11	—
Granted March 17, 2015	158,885	17.80	9.97
Forfeited during the period	—	—	—	—
Vested	—	—	—	—

Balance as of March 31, 2015	381,940	21.51	9.46	$206,551

During the three months ended March 31, 2015, the Company recognized $45,227 in share-based compensation costs relating to options granted under the 2013 Plan, recognized in general and administrative costs. At March 31, 2015, there was $2,374,139 of total unrecognized compensation costs related to non-vested options under the 2013 Plan. This cost is expected to be recognized over a weighted average period of 2.46 years.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

6.	Commitments and Contingencies

The Company occupies office space in London with a lease commencing in March 2012, for a period of ten years, with a mutual break clause after five years, and is paying approximately $476,000 (£321,850) per calendar year. The Company also occupies property in New York paying approximately $231,990 per year. The lease is for a period of five years ending June 30, 2017.

On July 18, 2013, the Company entered into agreements to construct one further 21,000 cubic meter semi-refrigerated ethylene capable gas carrier and two 22,000 cubic meter semi-refrigerated liquefied gas carriers for a combined price of approximately $138,000,000, plus options to build two further 22,000 cubic meter semi-refrigerated liquefied gas carriers, at a construction price of $44,000,000. These options were subsequently exercised. Navigator Umbrio, a 21,000 cubic meter semi-refrigerated ethylene capable gas carrier was delivered in April 2015 and the remaining four vessels are scheduled to be delivered between June 2015 and March 2016.

On December 20, 2013, the Company entered into a contract to construct a 35,000 cubic meter semi-refrigerated ethane capable gas carrier at a purchase price of $77,400,000 at Jiangnan for delivery in April 2016 with an option to construct three further ethane-capable vessels for $78,400,000 each. This option was exercised in April 2014. These three vessels are scheduled to be delivered between August 2016 and December 2016.

On November 3, 2014, the Company entered into two contracts, each for a 22,000 cubic meter semi-refrigerated liquefied gas carrier, with Hyundai Mipo Dockyard in South Korea at a construction cost of $51,000,000 each. The vessels are scheduled to be delivered in January and March 2017 respectively.

7.	Subsequent Events

On April 27, 2015, Navigator Umbrio, a 21,000 cubic meter semi-refrigerated ethylene-capable gas carrier was delivered from Jiangnan shipyard in China. In connection with the delivery of this vessel, $35,400,000, representing 70% of its cost, was drawn under the January 2015 Secured Term Loan Facility to partially finance the delivery of this newbuilding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: May 5, 2015	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer